UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Mr. Tim Chen

21Vianet Group, Inc. (“21Vianet” or the “Company”) has appointed Mr. Tim Chen as the Company’s chief strategy officer (“CSO”), effective August 18, 2020. Prior to joining 21Vianet, Mr. Chen spent 14 years in prominent investment banking and private equity firms, including eight years at Morgan Stanley and four years at J.P. Morgan, followed by over a decade at a private logistics company as its chief financial officer. Mr. Chen received a Bachelor of Science degree in Industrial Engineering and Operations Research from Columbia University in New York.

Mr. Chen, as the CSO, will be responsible for the Company’s international mergers and acquisitions, corporate finance, and investor relations activities, supporting the management team to help drive the Company’s growth.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By:	/s/Sharon Xiao Liu
Name:	Sharon Xiao Liu
Title:	Chief Financial Officer

Date: August 18, 2020

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